Exhibit 99.1

YY Group Holding Limited

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2025 (Unaudited)	December 31, 2024
		$	$
Assets
Current assets:
Cash		1,572,349	836,907
Trade receivables, net	4	11,790,761	8,215,687
Prepayment and other current assets	5	4,921,353	3,908,912
Amount due from related parties	20	584,585	451,133
Total current assets		18,869,048	13,412,639

Non-current assets:
Right-of-use assets	6	1,864,508	1,219,476
Intangible assets, net	8,9	5,273,357	-
Investment properties	10	2,470,989	-
Net investment in lease	11	3,252,861	-
Property and equipment, net	7	444,864	326,756
Prepayment, non-current	5	516,891	374,860
Goodwill	8	11,250,035	-
Deferred tax assets	18	36,673	35,661
Total non-current assets		25,110,178	1,956,753

Total assets		43,979,226	15,369,392

Currents liabilities:
Trade and other payables	13	7,624,430	4,223,113
Amount due to related parties	20	3,305,610	307,258
Lease liabilities, current	14	516,864	226,707
Loans and borrowings, current	14	5,125,829	3,202,614
Total current liabilities		16,572,733	7,959,692

Non-current liabilities:
Loans and borrowings, non-current	14	299,802	144,365
Warrants liabilities	14	70,593	46,518
Deferred tax liabilities	18	746,876	38,363
Lease liabilities, non-current	14	1,397,481	985,879
Total non-current liabilities		2,514,752	1,215,125
Total liabilities		19,087,485	9,174,817

Equity
Share Capital*	15	24,441,649	5,280,406
Reserves	15	9,361,624	5,162,803
Accumulated deficit		(12,538,723)	(4,291,968)
Equity attributable to owners of the Company		21,264,550	6,151,241

Non-controlling interests		3,627,191	43,334
Total equity		24,891,741	6,194,575

Total liabilities and equity		43,979,226	15,369,392

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

See accompanying notes to unaudited condensed consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE (LOSS) INCOME

		For the six months ended June 30,
	Note	2025 (Unaudited)	2024 (Unaudited)
		$	$
Revenue	17	25,754,473	19,259,492
Cost of revenue	17	(21,486,338)	(16,881,818)
Gross profit		4,268,135	2,377,674

Other income	17	814,457	1,212,936
Selling and marketing expenses	17	(1,562,277)	(133,977)
General and administrative expenses	17	(7,107,000)	(2,601,763)
Impairment loss on intangible asset		(4,063,000)	-
Other expenses	17	(31,918)	(26,029)
Change in fair value of warrant liability	17	(24,075)	55,125
Operating (loss)/profit		(7,705,678)	883,966

Finance cost	17	(367,270)	(191,142)
(Loss)/Profit before tax		(8,072,948)	692,824
Income tax expenses	18	(123,038)	(90,838)
(Loss)/Profit for the period		(8,195,986)	601,986
Other comprehensive (loss)/income
Foreign currency translation differences - foreign operations		290,378	(79,383)
Total comprehensive (loss)/income for the period		(7,905,608)	522,603

(Loss)/Profit attributable to:
Equity owners of the Company		(8,246,755)	601,242
Non-controlling interests		50,769	744
(Loss)/Profit for the period		(8,195,986)	601,986

Total comprehensive (loss)/income attributable to:
Equity owners of the Company		(7,963,848)	521,108
Non-controlling interests		58,240	1,495
Total comprehensive (loss)/income for the period		(7,905,608)	522,603

Basic (loss)/earnings per share*	16	(0.207)	0.016
Diluted (loss)/earnings per share*	16	(0.207)	0.016
Weighted average number of shares
Basic		39,775,524	38,506,507
Diluted		39,775,524	38,506,507

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

See accompanying notes to unaudited condensed consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share Capital	Treasury shares	Other reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated deficit)	Total	Non- controlling interest	Total equity
	$	$	$	$	$	$	$	$

Balance at January 1, 2024	3,564,150	-	-	20,667	545,797	4,130,614	10,899	4,141,513
Comprehensive income for the year
Profit for the year	-	-	-	-	601,242	601,242	744	601,986
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	-	-	-	(80,134)	-	(80,134)	751	(79,383)
Total comprehensive (loss)/income for the period	-	-	-	(80,134)	601,242	521,108	1,495	522,603
Transactions with owners of the Company
Share premium from the acquisition	-	-	(77,206)	-	-	(77,206)	-	(77,206)
Issue of ordinary shares	1,801,137	-	-	-	-	1,801,137	-	1,801,137
Issuance of warrants	(84,881)	-	-	-	-	(84,881)	-	(84,881)
Transactions with owners of the Company	1,716,256	-	(77,206)	-	-	1,639,050	-	1,639,050
Balance at June 30, 2024	5,280,406	-	(77,206)	(59,467)	1,147,039	6,290,772	12,394	6,303,166

Balance at January 1, 2025	5,280,406	(1,298,250)	6,239,990	221,063	(4,291,968)	6,151,241	43,334	6,194,575
Comprehensive (loss) income for the period
(Loss) profit for the period	-	-	-	-	(8,246,755)	(8,246,755)	50,769	(8,195,986)
Other comprehensive income
Exchange differences on translation of foreign operations	-	-	-	282,907	-	282,907	7,471	290,378
Total comprehensive income (loss) for the period	-	-	-	282,907	(8,246,755)	(7,963,848)	58,240	(7,905,608)
Transactions with owners of the Company
Issue of ordinary shares for business combination	13,376,000	-	-	-	-	13,376,000	3,525,617	16,901,617
Issue of ordinary shares for assets acquisition	5,760,000	-	-	-	-	5,760,000	-	5,760,000
Transfer shares from treasury shares	25,243	45,914	-	-	-	71,157	-	71,157
Issuance of class A shares to employees and external consultant	-		3,870,000	-	-	3,870,000	-	3,870,000
Transactions with owners of the Company	19,161,243	45,914	3,870,000	-	-	23,077,157	3,568,951	26,602,774
Balance at June 30, 2025	24,441,649	(1,252,336)	10,109,990	503,970	(12,538,723)	21,264,550	3,627,191	24,891,741

See accompanying notes to unaudited condensed consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2025 (Unaudited)	2024 (Unaudited)
	$	$
Cash flows from operating activities
(Loss)/Profit for the period	(8,195,986)	601,986
Adjustments for:
Depreciation of property and equipment (Note 7)	89,044	64,461
Depreciation of right-of-use assets (Note 6)	227,394	94,508
Provision for allowance for credit losses (Note 4)	66,561	62,425
Impairment loss of intangible asset	4,063,000	-
Fair value adjustment of warrant liabilities	24,075	(55,125)
Share-based compensation	3,573,000	-
Finance cost	367,270	191,142
Income tax expenses (Note 18)	123,038	90,838
	337,396	1,050,235
Changes in operating assets and liabilities:
Trade receivables	(191,922)	(838,353)
Trade and other payables	(936,465)	(124,991)
Amount due to related parties	(22,380)	(3,212)
Prepayment and other current assets	368,512	(2,415,605)
Cash used in operations	(444,859)	(2,331,926)
Interest paid	(232,386)	(164,451)
Income tax paid	(9,510)	(36,462)
Net cash used in operating activities	(686,755)	(2,532,839)

Investing activities
Purchase of property and equipment (Note 7)	(131,352)	(98,814)
Acquisition of subsidiaries, net cash acquired	818,107	-
Net cash provided by (used in) investing activities	686,755	(98,814)

Financing activities
Issuance of Class A ordinary shares in connection with IPO	-	3,922,650
Transfer from treasury shares	71,157	-
Proceeds from guaranteed bank and financial institution loans	588,003	-
Loan from a third party	342,600	-
Loan from a shareholder	825,077	-
Loan to a related party	(108,663)	-
Payment of lease liabilities	(262,805)	(107,570)
Repayment of guaranteed bank loans	(571,234)	(470,977)
Net cash provided by financing activities	884,135	3,344,103
Effect of foreign exchange of cash	(148,693)	(101,516)
Net increase in cash	735,442	610,934
Cash balances at beginning of periods	836,907	467,235
Cash balances at end of periods	1,572,349	1,078,169

See accompanying notes to unaudited condensed consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

YY Group Holdings Limited (the “Company” or the “Group”) is a limited company incorporated and domiciled in British Virgin Islands and whose shares are publicly traded. The registered office is located at 60 Paya Lebar Road #05-43 Paya Lebar Square Singapore 409051. In order to better serve the Company’s clients and accommodate the growing team, the Company have moved to a new office with effective on March 1, 2024. It is located at 60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051. The Company is principally a data and technology driven company focused on developing enterprise intelligent labor matching services and smart cleaning services based in Singapore. Through the Company and its subsidiaries (collectively referred to as the “Group”), the Group provide enterprise manpower outsourcing and smart cleaning services in Singapore, Malaysia, UAE and Australia.

As of June 30, 2025, the Company’s subsidiaries were as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
YY Circle (SG) Private Limited	June 13, 2019	Singapore	100%	Manpower contracting services
Hong Ye Group Pte. Ltd.	December 28, 2010	Singapore	100%	Employment agencies and general cleaning services
YY Circle Sdn. Bhd.	July 22, 2022	Malaysia	90%	Manpower outsourcing with information technology solution, as well as, general cleaning services
Hong Ye Maintenance (MY) Sdn. Bhd.	November 8, 2022	Malaysia	100%	General cleaning services
YY Circle (AU) Pty Ltd	June 14, 2023	Australia	95%	Employment placement and recruitment services
YY Circle (Vietnam) Company Limited	February 6, 2024	Vietnam	95%	Management consulting service and employment service activities
YY Circle (Cambodia) Co., Ltd.*	July 9, 2024	Cambodia	50%	Manpower contracting services
YYCircle Human Resources Consultancies L.L.C CO. L.L.C	July 15, 2024	UAE	95%	Manpower contracting services
YY Circle (Korea) Ltd.	July 29, 2024	Korea	95%	Manpower contracting services
Mediaplus Limited	July 29, 2024	BVI	100%	Information technology consultancy (Except cybersecurity)
YY Circle UK Ltd	August 3, 2024	UK	95%	Manpower contracting services
YY Circle (Perth) Pty Ltd	October 15, 2024	Australia	95%	Manpower contracting services
YY Smart Tech Pte. Ltd.	December 2, 2024	Singapore	80%	Development of software and applications and applications (Except games and cybersecurity)
YY Circle Netherlands B.V.	December 18, 2024	Netherlands	95%	Manpower contracting services
YY Circle GmbH	January 21, 2025	Germany	95%	Manpower contracting services
Mediaplus Venture Group Pte. Ltd.	August 12, 2024	Singapore	54%	Holding company
Mediaplus Digital Pte. Ltd.	November 1, 2013	Singapore	54%	IT consultancy and development of software and applications.
Mplus Elite Pte. Ltd.	May 16, 2015	Singapore	54%	Advertising activities and development of software and applications.
M Synergates Pte. Ltd.	June 26, 2020	Singapore	54%	IT consultancy and hosting services by non-data centres
Mediaplus Digital Sdn. Bhd.	November 16, 2021	Malaysia	54%	Consultancy services in public relation and communications and wholesales of a variety of goods without any particular specialization and web portals.
Property Facility Services Pte. Ltd.	March 13, 2007	Singapore	100%	Residential, commercial and industrial real estate management and general cleaning services except household cleaning and outline marketplaces.
YY Circle (HK) Pte Limited	October 26, 2022	Hongkong	90%	Manpower contracting services
YY Circle (Thailand) Company Limited **	April 5, 2023	Thailand	49%	Manpower contracting services
YY Holding (Thailand) Co. Ltd	May 9, 2025	Thailand	99%	Holding Company
Uniforce Security Services Pte. Ltd.	May 12, 2017	Singapore	100%	Private security activities
Transocean Oil Pte. Ltd.	March 18, 2003	Singapore	53%	Other holding companies
24IFM Pte. Ltd.	August 18, 2021	Singapore	100%	Publishing of software/ applications and IT consultancy

*	There is only one sole director who is assigned by YY Circle (SG) Private Limited. Therefore, the Company has the control right over YY Circle (Cambodia) Co., Ltd.

**	The Group holds a 48.5% equity interest in YY Circle (Thailand) Company Limited through YY Holding (Thailand) Co. Ltd in compliance with local regulations. Notwithstanding this, the Group holds the majority of voting rights and exercises control over the Company, which is therefore accounted for as a subsidiary.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

These unaudited condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) for six months ended June 30, 2025 and 2024.

These unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024 should be read in conjunction with the Group’s last audited annual consolidated financial statements for the years ended December 31, 2024 and 2023. They do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standard. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since last annual consolidated financial statements.

These unaudited condensed consolidated financial statements were authorized for issue by the Company’s board of directors on December 26, 2025

2.2	Use of judgements and estimates

In preparing these unaudited condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting polices and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements for the years ended December 31, 2024 and 2023, except for:

●	Note 3.1 Goodwill and intangible assets;

●	Note 3.4 Revenue recognition; and

●	Note 3.5 Business combination.

Measurement of fair value

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third party information, such as broker quotes or pricing services, is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest).

The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

3	SIGNIFICANT ACCOUNTING POLICY

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024 and 2023, except for the application of accounting policies for new transaction incurred during the six months ended June 30, 2025. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The Group has the following accounting policies applied for the six months ended June 30, 2025.

3.1	Goodwill and intangible assets

Intangible assets comprise goodwill and certain acquired customer relationships.

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Customer relationships acquired as part of acquisitions of businesses are capitalized separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate a potential impairment.

Definite life intangible assets are amortized over their useful life. Amortization is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

●	Customer-related intangibles – 10 years

For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units or CGUs). CGU determination for goodwill is assessed at the level which management monitors the business. An impairment loss is recognized if the carrying value of the relevant asset or CGU exceeds the recoverable amount, defined as the higher of fair value less costs of disposal and value in use.

The value in use or fair value less costs to dispose for each CGU is determined by calculating the net present value of future cash flows - derived from the underlying assets using a projection period of up to five years for each CGU. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any goodwill impairment is recognized immediately as an expense and is not subsequently reversed. For assets excluding goodwill, an assessment is made at reporting period end to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If any such indication exists, the recoverable amount of the asset is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset, a reversal of impairment losses is recognized. The amount of the reversal of the impairment loss shall not exceed the carrying amount that would have been determined (net of depreciation or amortization) if no impairment loss had been recognized.

3.2	Investment Property

Investment properties are properties held to earn rental income, for capital appreciation, or for both, rather than for use in the production or supply of goods or services, for administrative purposes, or for sale in the ordinary course of business. Investment property includes land, buildings, and property held under lease arrangements that meet the definition of an investment property in accordance with IAS 40 – Investment Property.

Investment properties are initially measured at cost and subsequently at fair value with any change therein recognized in profit or loss.

An investment property is derecognized when it is either disposed of or permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gain or loss arising from derecognition, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the period of derecognition.

Rental income from investment property is recognized as other revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income, over the term of lease.

3.3	Revenue recognition

The Group recognizes revenue as or when it satisfies its performance obligations. The Group earns revenue predominantly from the following services:

Revenue by segment

i)	IFM services

i.1)	Cleaning services

The Group provides customizable professional cleaning solution services based on requirements set by clients and/or the authorities, including but not limited to commercial cleaning for offices & schools; hospitality cleaning for hotels, shopping malls and retail, pest control services and etc. The Group also offer cleaning robots and machines for better cleaning performance by deploying the robots at designated premises.

The cleaning service promises including providing cleaning personnel, supply of equipment and material, floor treatment service and etc. During the process of providing cleaning services, the customers cannot benefit from the single promise. Therefore, the Group identifies only one performance obligation that is to providing cleaning service to the customer as the promises are not distinct in accordance with IFRS 15.27(a).

The consideration of providing cleaning services is based on the incentive payment model works by pegging the monthly pay-outs to the performance score of the cleaning services as stipulated in the contract. The Group has provided cleaning services since 2018 and has long-term cooperation experience with hotels, shopping malls and etc. Thus, the Company has accumulated sufficient experience on monitoring the progress in providing cleaning services and will adjust the estimated consideration on a timely manner. Therefore, there is no significant constraining estimates of variable consideration.

The Group recognizes revenue on a gross basis as the Group is acting as a principal in these services and is responsible for fulfilling the promises to provide the specified cleaning services.

The Group provides cleaning services, customers simultaneously receive and consume the benefits and it is determined that the performance obligation is satisfied over time. In addition, since it is determined that customers receive equal benefits over the service periods from the cleaning services, revenue from cleaning services is recognized on a straight-line method over the service period.

i.2)	Property management services

The Company provides property management services in shopping malls, business office building, or residential apartments to all tenants and property owners. Property management services include cleaning, landscaping, public facilities maintenance and other traditional services. The Company identified property management services as a single performance obligation as the kinds of service in the contract are not capable of being distinct.

The consideration of providing property management services is fixed and agreed in the property management service agreement.

The Company recognizes the property management revenue on a straight-line basis over the terms of the property management agreement, generally over one year period because its customer simultaneously receives and consumes the benefits provided by the Company throughout the performance obligations period.

The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of June 30, 2025 and December 31, 2024, the Company did not have any contract liability.

i.3)	Security guard services

The Company provides security guard services in business office building, or residential apartments to all tenants and property owners. Security guard services include exercising entry and exit control, protecting company properties, emergency, preventing thefts, robberies and vandalism, etc. The Company identified security guard services as a single performance obligation as the kinds of service in the contract are not capable of being distinct.

The consideration of providing security services is based on the incentive payment model works by pegging the monthly pay-outs to the performance score of the security services as stipulated in the contract. The Group has provided security services since 2017 and has long-term cooperation experience with property owners. Thus, the Company has accumulated sufficient experience on monitoring the progress in providing security services and will adjust the estimated consideration on a timely manner. Therefore, there is no significant constraining estimates of variable consideration.

The Group provides security guard services, customers simultaneously receive and consume the benefits and it is determined that the performance obligation is satisfied over time. In addition, since it is determined that customers receive equal benefits over the service periods from the security guard services, revenue from security guard services is recognized on a straight-line method over the service period.

ii)	Manpower outsourcing services

The Group enters into contracts with corporate customers to provide manpower outsourcing services, arranging casual workers with corresponding abilities and qualifications on demand to fulfil corporate customers’ various operation needs. The Group identifies only one performance obligation in manpower outsourcing services as the contract comprises of a series of distinct services that are substantially the same and have the same pattern of transfer to the corporate customers, which is to provide casual workers in accordance with the demand of corporate customers.

The contract consideration is determined by the hours casual workers have worked times their workday pay rate. Revenue from manpower outsourcing services is recognized over time as the Group has an enforceable right to payment for performance completed to date.

The contract payment is not subject to any variable consideration, refund, cancellation or termination provision. Customers generally make the payment within one or two months after monthly reconciliation of service considerations with the Group.

Principal versus agent considerations

For the manpower outsourcing services provided, the Group considers itself the principal and recognizes revenue on a gross basis as it controls the services through the following key considerations:

●	The Group reserves the right to accept or reject the contracts or orders with the customers without involvement of the casual workers and directs the selected casual workers to provide services to the customers on the Group’s behalf. There is no direct cooperation relationship between the casual workers and the customers. The Group assumes responsibility for receiving and resolving the complaints over the quality of the services. If the casual workers fail to deliver their work and thus affect the Group’s performance obligation to the corporate customers, the Group should bear the loss of the corporate customers for breach of contract on its own, and then independently claim for compensation from casual workers for its loss.

●	The Group has discretion in setting up the price. The involved casual workers are entitled to a fixed services fee agreed upon in advance irrespective of the consideration the Group collects from the customers.

●	The Group bears the credit risk as the Group pays the consideration due to casual workers irrespective of whether the customers have paid the services consideration to the Group.

iii)	Web Design and Development and Digital Marketing Services

iii.1)	Web design and development

The Group enters into contracts with corporate customers to provide web design and development services. These services are typically offered as a bundled solution under a single contract scope, including website planning, UI/UX design, backend development, etc,

The Group identify only one performance obligation in these contracts, which is to provide an integrated web design and development services, as the individual promise are highly interrelated and are integrated to deliver a combined output that the customer has contracted for.

The contract consideration is typically based on a fixed fee and payments are due upon completion of specific deliverables or at agreed intervals. The contracts are generally not subject to refund, variable consideration, or cancellation clauses once milestones are met and approved.

Revenue is recognized at a point of time when the performance obligation is satisfied and accepted by the customers.

iii.2)	Digital marketing

The Group enters into contracts with corporate customers to provide digital marketing solutions tailored to the customers’ business operations. These services are typically offered as a bundled solution under a single contract scope, including Search Engine Optimization (“SEO”), Search Engine Marketing (“SEM”), content marketing and etc.

The Group identify only one performance obligation in these contracts, which is to provide a comprehensive digital marketing services, as the individual promise are highly interrelated and are integrated to deliver a combined output that the customer has contracted for.

The contract consideration is typically based on a fixed fee and payments are due upon completion of specific services or at agreed intervals. The contracts are generally not subject to refund, variable consideration, or cancellation clauses once milestones are met and approved.

The customers simultaneously receive and consume the benefits of the performance obligation performed by the Group and it is determined that the performance obligation is satisfied over time. The Group adopts the practice expedient in accordance with IFRS 15.B16, as the Group has a right to consideration from the customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date. Given that the Group’s digital marketing service contracts involve billing on a fixed amount per month, revenue is recognized based on the amount the Group is entitled to invoice.

3.4	Business combination

The Group accounts for business combinations under the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired sett has the ability to produce outputs.

The Group has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costed are expensed as incurred, except if related to the issue of debt or equity securities.

The Group measure the non-controlling interest for the business combination in which the Group holds less than 100% of the equity interest in the acquiree at their proportionate interest in the net assets of the acquiree, at the date of acquisition.

The consideration transferred does not include amounts related to the settlement of pre-existing relationship. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instruments is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in the measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

4	TRADE RECEIVABLES, NET

	As of six months ended June 30, 2025 (Unaudited)	As of December 31, 2024
	$	$
Trade receivables
Trade receivables from IFM services	6,760,038	3,979,175
Trade receivables from manpower outsourcing services	4,177,009	4,298,937
Trade receivables from other services	920,275	-
Subtotal:	11,857,322	8,278,112
Allowance for expected credit losses	(66,561)	(62,425)
Trade receivables, net	11,790,761	8,215,687

i)	Trade receivable

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. No interest is charged on the outstanding balances.

ii)	Transfer of trade receivables

During 2020, the Group entered a trade receivable financing arrangement (“Arrangement”) with a financial institution (“Factor”). Pursuant to the terms of the arrangement, the Group sells amounts of its trade receivable balances to the Factor as absolute owner with full recourse against the Group. In accordance with IFRS 9, Financial Instruments (“IFRS 9”), the Group concluded that the transaction with the Factor represents a transfer of financial assets in which the Group retains effective control over the transferred trade receivables. As such it was determined that the transfer of financial assets should be recorded as a recourse liability. Furthermore, the Group shall continue to report the transferred financial asset in its unaudited condensed consolidated statements of financial position with no change in the assets’ measurement. Accordingly, the Group records the trade receivables on its Unaudited Condensed Consolidated Statement of Financial Position and records a recourse liability for the amount received from the Factor towards factored trade receivables. For non-notified customers, the arrangement with the Factor is such that the customers remit cash directly to the Group and the Group transfers the collected amounts to the Factor. For notified customers, the arrangement with the Factor is such that the customers remit cash directly to the Factor.

For non-notified customers, the Factor remits 75% of the trade receivable balance to the Group and the rate increased to 85% based on the terms of variation with effect from November 22, 2022. The funding limit was S$1,200,000 at the inception of the arrangement and increased to S$1,750,000 based on the terms of variation with effect from November 22, 2022. The funding limit was further increased by S$500,000 with the addition of the facility under YY Circle (SG) Pte Ltd based on the offer letter on February 22, 2023 and then further decreased by S$250,000 under Hong Ye Group Pte Ltd. based on the terms of variation with effect from July 5, 2023. Pursuant to the terms of variation dated on March 21, 2023, the discount charge fee and service fee will change to a charge rate of 7.0% and 0.35%, respectively with effect from April 1, 2023 under Hong Ye Group Pte Ltd. The discount charge fee and service fee will be a charge rate of 7.0% and 0.35%, respectively with effect from February 22, 2023 for the additional facility under YY Circle (SG) Pte Ltd. Pursuant to the terms of variation dated on June 19, 2024, the discount charge fee changed to a charge rate of 7.7%, with effect from July 1, 2024 under Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd.

For notified customers, the Factor remits 80% of the trade receivable balance to the Group and the rate increased to 90% based on the terms of variation with effect from November 22, 2022. The funding limit was S$1,300,000 at the inception of the arrangement and increased to S$1,750,000 based on the terms of variation with effect from November 22, 2022. The funding limit was further increased by S$500,000 with the addition of the facility under YY Circle (SG) Pte Ltd based on the offer letter on February 22, 2023 and then further increased by S$500,000 and decreased by S$250,000 under YY Circle (SG) Pte Ltd and Hong Ye Group Pte Ltd, respectively, based on the terms of variation with effective from July 5, 2023. Pursuant to the terms of variation dated on March 21, 2023, the discount charge fee and service fee will change to a charge rate of 7.0% and 0.35%, respectively with effect from April 1, 2023 under Hong Ye Group Pte Ltd. The discount charge fee and service fee will be a charge rate of 7.0% and 0.35%, respectively with effect from February 22, 2023 for the additional facility under YY Circle (SG) Pte Ltd.  Pursuant to the terms of variation dated on June 19, 2024, the discount charge fee changed to a charge rate of 7.7%, with effect from July 1, 2024 under Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd.

As of June 30, 2025 and December 31, 2024, the Group recorded a recourse liability of $3,978,394 and $2,397,078, respectively, towards the factor which is included in current loans and borrowings on the unaudited condensed consolidated statements of financial position. The cost of factoring is included as a component of finance cost in the accompanying unaudited consolidated statements of profit or loss and other comprehensive (loss) income. During the six months ended June 30, 2025 and 2024, the Group incurred $232,386 and $129,665 in factoring fee, respectively.

The following information shows the carrying amount of trade receivables at the reporting date that have been transferred but have not been derecognized and the associated liabilities.

	As of six months ended June 30, 2025 (Unaudited)	As of December 31, 2024
	$	$
Carrying amount of trade receivables transferred to an agent	6,161,399	3,308,037
Carrying amount of associated liabilities	3,978,394	2,397,078

5	PREPAYMENT AND OTHER CURRENT ASSETS

	As of six months ended June 30, 2025 (Unaudited)	As of December 31, 2024
	US$	US$
Current:
Deposits & Prepayment	2,872,722	2,204,812
Other receivables	1,048,631	704,100
Prepayment for fundraising*	1,000,000	1,000,000
	4,921,353	3,908,912
Non-current:
Deposit others	115,417	260,543
Prepayment	401,474	114,317
	516,891	374,860
Total prepayment and other assets	5,428,244	4,283,772

*	The balance of prepayment for fundraising represents a prepaid deposit of $1 million to a consulting firm for financing. The consulting firm will provide professional consulting services and related resources for fund raising.

6	RIGHT-OF-USE ASSETS

	For the six months ended June 30,
	2025 (Unaudited)	2024 (Unaudited)
	$	$
Interest on lease liabilities	67,506	67,702
Expenses relating to short-term lease and low value assets	126,744	277,005
Depreciation charge for right-of-use assets	227,394	94,508

The costs of the acquired right-of-use were $776,741 and $52,664 for the six months ended June 30, 2025 and 2024, respectively.

7	PROPERTY AND EQUIPMENT

The depreciation expense recorded for the six months ended June 30, 2025 and 2024 is $89,044 and $64,461, respectively.

The costs of the acquired property and equipment were $131,352 and $98,814 for the six months ended June 30, 2025 and 2024.

8.	BUSINESS COMBINATION

Acquisition of Mediaplus Venture Group Pte. Ltd. (“Mediaplus”)

On October 21, 2024, the Company, through its wholly owned subsidiary Mediaplus Limited, a company incorporated in the British Virgin Islands, entered into a Share Purchase Agreement (the “SPA”) with two third-party individuals (the “Vendors”) to acquire 5,400 ordinary shares of Mediaplus Venture Group Pte. Ltd. (“Mediaplus”). Mediaplus was incorporated in Singapore on August 12, 2024 and is principally engaged in the information technology consultancy business. Mediaplus also has four subsidiaries operating in Singapore and Malaysia, which are primarily engaged in web design and development and digital marketing services.

In accordance with the SPA, the completion date of the acquisition was January 2, 2025, upon which Mediaplus Limited acquired 5,400 ordinary shares, representing 54% of the voting interests in Mediaplus. Accordingly, Mediaplus became a subsidiary of the Company and has been consolidated into the Group’s financial statements from the acquisition date.

This strategic acquisition reflects the Company’s commitment to strengthening its digital capabilities and enhancing operational synergies by integrating website development and digital marketing functions within the Group. The acquisition enables the Company to deepen its technology offerings while delivering cost-efficient, scalable solutions to its expanding global client base.

Pursuant to the SPA, the total purchase consideration for the Sale Shares amounted to SGD 1,350,000 (equivalent to $992,428), of which SGD 1,325,000 (equivalent to $974,050) was payable in cash. The remaining SGD 25,000 (equivalent to $18,378) was to be settled through the issuance of 9,260 Class A ordinary shares of the Company (the “Consideration Shares”). On April 11, 2025, the Company completed the issuance of 9,260 Class A ordinary shares from treasury shares to the Vendors as settlement of the share-based component of the consideration.

The purchase price allocation as of the date of acquisition was based on a preliminary valuation and is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available. The primary areas that remain preliminary relate to the fair values of goodwill and income taxes. Property and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year.

The following tables summarizes the consideration transferred to acquired Mediaplus at the date of acquisition:

$
Cash	974,050
Consideration shares	18,378
Total consideration at fair value	992,428

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of January 2, 2025, which represents the net purchase price allocation at the date of the acquisition of Mediaplus:

As at January 2, 2025
$
Total consideration	992,428
Non-controlling interest	498,484

Assets
Cash	949,223
Trade receivables	162,420
Prepayment and other current assets	149,949
Investment property	448,430
Property and equipment	23,058
Intangible assets – customer relationship	161,729
Total assets	1,894,809

Liabilities
Trade and other payables	570,916
Tax payable	54,358
Loans and borrowings	135,805
Lease liabilities	3,798
Deferred tax liabilities	46,271
Total liabilities	811,148

Total net assets	1,083,661

Goodwill	407,251

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of Mediaplus was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the six months ended June 30, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the Six Months ended June 30,
2025
Unaudited pro forma revenue	$26,799,380
Unaudited pro forma net loss	$8,150,581

Pursuant to IFRS 3. B64(q)(i), unaudited revenue and net profit of Mediaplus for the period from the acquisition date to the date ended June 30, 2025 amounted $1,064,514 and 193,752, respectively.

Acquisition of Property Facility Services Pte. Ltd. (“PFS”)

On January 21, 2025, the Company entered into a Sale and Purchase Agreement (“SPA”) with three third-party individuals (the “Sellers”) to acquire 99.99% of the equity interest in Property Facility Services Pte. Ltd. (“PFS”). PFS was incorporated in Singapore on May 19, 2001 and is principally engaged in integrated facility management services.

This strategic acquisition strengthens the Company’s position in the Integrated Facility Management (“IFM”) industry and supports its long-term strategy of developing a comprehensive and technology-enabled IFM platform. By integrating PFS with the Company’s existing cleaning division, including the operations of Hong Ye Group Pte. Ltd., the Company aims to deliver fully integrated, cost-effective, and sustainable facility management solutions. The combined capabilities enhance operational synergies and position the Company as a competitive IFM provider in Singapore, with expanded service offerings tailored to evolving client needs.

On February 3, 2025, the Company completed the acquisition of PFS. Pursuant to the SPA, the total consideration for the acquisition amounted to SGD 1,600,000 (equivalent to $1,427,834), comprising the following components:

SGD 816,000 (equivalent to $596,448) in cash, payable on the acquisition date (the “Completion Payment”);

SGD 784,000 (equivalent to $573,057) in cash, payable on the Deferred Payment Date; provided that if the total net asset value of PFS as of December 31, 2024 is less than SGD 500,000 ($365,470), the deferred cash payment shall be reduced by the amount of such shortfall (the “Reduction”), up to a maximum reduction of SGD 500,000 ($365,470);

SGD 315,937 (equivalent to $258,329) to be settled through the issuance of 143,516 Class A ordinary shares of the Company (the “Consideration Shares”).

As of the date of issuance of these financial statements, the Company has paid the Completion Payment of SGD 816,000 (equivalent to $596,448). The remaining deferred cash consideration and the Consideration Shares are expected to be settled one year from the completion date, in accordance with the terms of the SPA.

The following tables summarizes the consideration transferred to acquired PFS at the date of acquisition:

$
Cash	1,169,505
Consideration shares	258,329
Total consideration at fair value	1,427,834

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of February 3, 2025, which represents the net purchase price allocation at the date of the acquisition of PFS:

As of February 3, 2025
$
Total consideration	1,427,834
Non-controlling interest	236

Assets
Cash	726,307
Trade receivables	246,949
Prepayment and other current assets	69,360
Intangible assets – customer relationship	249,982
Property and equipment	511,703
Investment in associate	29,238
Total assets	1,833,539

Liabilities
Trade and other payables	488,586
Lease liabilities	518,678
Deferred tax liabilities	42,497
Total liabilities	1,049,761

Total net assets	783,778

Goodwill	644,292

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of PFS was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the six months ended June 30, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the Six Months ended June 30,
2025
Unaudited pro forma revenue	$26,083,537
Unaudited pro forma net loss	$8,204,153

Pursuant to IFRS 3. B64(q)(i), unaudited revenue and net profit of PFS for the period from the acquisition date to the date ended June 30, 2025 amounted $1,564,510 and 173,550, respectively.

Acquisition of YY Circle (HK) Pte. Limited (“YYC HK”)

On April 10, 2025, the Company entered into a Share Purchase Agreement (“SPA”) with one third-party individual (the “Vendor”) to acquire 90% of the equity interest in YY Circle (HK) Pte. Limited (“YYC HK”), a company incorporated in Hong Kong. YYC HK is primarily engaged in providing intelligent labor matching services and smart cleaning services in Hong Kong. The issued and fully paid-up share capital of YYC HK comprises 1,000 ordinary shares, all of which were legally and beneficially owned by the Vendor prior to the acquisition.

The acquisition was completed on April 14, 2025, the date on which the Company obtained control of YYC HK in accordance with IFRS 3 Business Combinations through its 90% voting interest. From the acquisition date, YYC HK became a subsidiary of the Company.

This acquisition forms part of the Group’s broader strategy to expand its manpower outsourcing into the Hong Kong market, leveraging its technology-driven service platforms to strengthen its regional presence.

Pursuant to the SPA, the total purchase consideration for the Sale Shares was to be settled entirely through the issuance of 1,900,000 Class A ordinary shares of the Company (the “Consideration Shares”). Based on the Company’s closing market price of $1.24 per share on April 14, 2025, the fair value of the Consideration Shares was $2,356,000. The Consideration Shares are subject to a six-month lock-up period or earlier release upon the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission.

The following tables summarizes the consideration transferred to acquired YYC HK at the date of acquisition:

$
Consideration shares	2,356,000
Total consideration at fair value	2,356,000

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of April 14, 2025, which represents the net purchase price allocation at the date of the acquisition of YYC HK:

As of April 14, 2025
$
Total consideration	2,356,000
Non-controlling interest	10,661

Assets
Cash	53,808
Trade receivables	77,405
Prepayment and other current assets	31,986
Intangible assets – customer relationship	898,041
Total assets	1,061,240

Liabilities
Trade and other payables	806,456
Deferred tax liabilities	148,177
Total liabilities	954,633

Total net assets	106,607

Goodwill	2,260,054

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of YYC HK was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the six months ended June 30, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the Six Months ended June 30,
2025
Unaudited pro forma revenue	$26,039,852
Unaudited pro forma net loss	$8,275,283

Pursuant to IFRS 3. B64(q)(i), unaudited revenue and net loss of YYC HK for the period from the acquisition date to the date ended June 30, 2025 amounted $244,178 and 16,135, respectively.

Acquisition of YY Circle (Thailand) Company Ltd. (“YYC TH”)

On May 9, 2025, the Company, through its wholly owned subsidiary YY Holding (Thailand) Company Limited, entered into a Share Purchase Agreement (“SPA”) with one third-party individual (the “Vendor”) to acquire 49% of the equity interest in YY Circle (Thailand) Company Limited (“YYC TH”). YYC TH is a company incorporated in Thailand and engaged in providing services as an intermediary between service providers and service recipients through an online platform.

The acquisition was completed on June 2, 2025, which is defined as the Closing Date under the SPA. On this date, the Company obtained control over YYC TH as defined under IFRS 3 Business Combinations, through its ability to direct relevant activities and govern the financial and operating policies of YYC TH. From the acquisition date, YYC TH is consolidated as a subsidiary of the Company.

Pursuant to the SPA, the total contractual purchase consideration for the Sale Shares was $2,000,000, to be satisfied entirely through the issuance of 2,000,000 Class A ordinary shares of the Company (the “Consideration Shares”).

Based on the Company’s closing market price of $1.37 per share on June 2, 2025, the fair value of the Consideration Shares was determined as $2,740,000. The Consideration Shares are subject to a six-month lock-up period or earlier release upon registration with the U.S. Securities and Exchange Commission.

The following tables summarizes the consideration transferred to acquired YYC TH at the date of acquisition:

$
Consideration shares	2,740,000
Total consideration at fair value	2,740,000

The following table summarizes the fair value of the identifiable assets acquired and liabilities at June 2, 2025, which represents the net purchase price allocation at the date of the acquisition of YYC TH:

As of June 2, 2025
$
Total consideration	2,740,000
Non-controlling interest	596,559

Assets
Cash	84,802
Trade receivables	64,060
Prepayment and other current assets	43,437
Intangible assets – customer relationship	2,266,605
Office equipment	257
Total assets	2,459,161

Liabilities
Trade and other payables	831,927
Deferred tax liabilities	453,321
Suspense tax	4,189
Total liabilities	1,289,437

Total net assets	1,169,724

Goodwill	2,166,835

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of YYC TH was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the six months ended June 30, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the Six Months ended June 30,
2025
Unaudited pro forma revenue	$26,169,612
Unaudited pro forma net loss	$8,329,374

Pursuant to IFRS 3. B64(q)(i), unaudited revenue and net loss of YYC TH for the period from the acquisition date to the date ended June 30, 2025 amounted $38,074 and 5,281, respectively.

Acquisition of Transocean Oil Pte. Ltd. (“Transocean”)

On May 5, 2025, the Company entered into a Share Purchase Agreement (“SPA”) with a third-party individual (the “Vendor”) to acquire 53% of the equity interest in Transocean Oil Pte. Ltd. (“Transocean”), a company incorporated in Singapore. Transocean is principally engaged in investment holding, with its revenue derived primarily from rental income from commercial properties.

The acquisition was completed on June 17, 2025, the date on which the Company obtained control of Transocean in accordance with IFRS 3 Business Combinations. From the acquisition date, Transocean became a majority-owned subsidiary of the Company. This acquisition forms part of the Group’s strategy to expand its portfolio into real estate and rental yield–generating assets to diversify revenue sources and enhance long-term stability.

Under the SPA, the consideration for the Sale Shares was contractually set at $2,925,000, to be settled through the issuance of 4,500,000 Class A ordinary shares of the Company (“Consideration Shares”). On June 17, 2025, the Company’s closing market price was $1.84 per share. Accordingly, the fair value of the Consideration Shares was determined as $8,280,000. The Consideration Shares are subject to a one-year lock-up, or earlier release following the effectiveness of a registration statement with the U.S. Securities and Exchange Commission.

The following tables summarizes the consideration transferred to acquired Transocean at the date of acquisition:

$
Consideration shares	8,280,000
Total consideration at fair value	8,280,000

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of June 17, 2025, which represents the net purchase price allocation at the date of the acquisition of Transocean:

As of June 17, 2025
$
Total consideration	8,280,000
Non-controlling interest	2,419,676

Assets
Cash	80,702
Trade receivables	9,561
Prepayment and other current assets	1,568
Investment properties	1,931,449
Net investment in lease	3,313,634
Office equipment	609
Total assets	5,337,523

Liability
Other payables	189,276
Total liability	189,276

Total net assets	5,148,247

Goodwill	5,551,429

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of Transocean was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the six months ended June 30, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the Six Months ended June 30,
2025
Unaudited pro forma revenue	$25,806,621
Unaudited pro forma net loss	$8,171,493

Pursuant to IFRS 3. B64(q)(i), unaudited revenue and net loss of Transocean for the period from the acquisition date to the date ended June 30, 2025 amounted $63,247 and 159,940, respectively.

Acquisition of Uniforce Security Services Pte. Ltd. (“UFS”)

On June 2, 2025, the Company entered into a Share Purchase Agreement (“SPA”) with a third-party individual (the “Vendor”) to acquire 100% of the equity interest in Uniforce Security Services Pte. Ltd. (“UFS”), a company incorporated in Singapore. UFS is principally engaged in providing private security service to residential and commercial areas.

The acquisition was completed on June 5, 2025, the date on which the Company obtained control of UFS in accordance with IFRS 3 Business Combinations. This acquisition forms part of the Group’s strategy to expand its portfolio into integrated facility management to diversify revenue sources and enhance long-term stability.

Under the SPA, the consideration for the Sale Shares was contractually set at SGD1,000,000 (equivalent to $776,699), comprising the following components:

SGD 200,000 (equivalent to $155,340) in cash, payable on the acquisition date (the “Completion Payment”);

SGD 300,000, (equivalent to $233,010) in cash on 31 December 2025

SGD 300,000, (equivalent to $233,010) in cash on 31 March 2026

SGD 200,000, (equivalent to $155,341) in cash on 30 June 2026

As of the date of issuance of these financial statements, the Company has paid the Completion Payment of SGD 200,000 (equivalent to $155,340). The remaining deferred cash consideration and the Consideration Shares are expected to be settled one year from the completion date, in accordance with the terms of the SPA.

The following tables summarizes the consideration transferred to acquired UFS at the date of acquisition:

$
Consideration shares	776,699
Total consideration at fair value	776,699

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of June 5, 2025, which represents the net purchase price allocation at the date of the acquisition of UFS:

As of June 5, 2025
$
Total consideration	776,699

Assets
Cash	334,165
Trade receivables	1,592,522
Prepayment and other current assets	94,325
Intangible assets	32,537
Office equipment	26,714
Right-of-use assets	155,344
Total assets	2,235,607

Liabilities
Trade and other payables	1,102,679
Lease liabilities	161,093
Loans and borrowings	415,310
Total liabilities	1,679,082

Total net assets	556,525

Goodwill	220,174

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of UFS was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the six months ended June 30, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the Six Months ended June 30,
2025
Unaudited pro forma revenue	$28,296,844
Unaudited pro forma net loss	$8,364,210

Pursuant to IFRS 3. B64(q)(i), unaudited revenue and net profit of UFS for the period from the acquisition date to the date ended June 30, 2025 amounted $414,612 and 410,531, respectively.

9.	INTANGIBLE ASSETS

	As of June 30, 2025	As of December 31, 2024
	$
Customer relationship (Note 8)	3,576,357	-
Software (Note 12)	5,760,000	-
Subtotal	9,336,537
Impairment on intangible assets	(4,063,000)	-
Total intangible assets, net	5,273,357	-

As of June 30, 2025, the Group identified certain impairment indicators and perform the impairment testing. The recoverable amount was assessed at $1,697,000. The Group recorded an impairment loss of approximately $4,063,000 and nil for the six months ended June 30, 2025 and 2024. See Note 12 for detail.

10.	INVESTMENT PROPERTY

Investment properties consist of two commercial units owned by Transocean Oil Pte. Ltd. (“Transocean”) and one commercial unit owned by Mediaplus Venture Group Pte. Ltd. (“Mediaplus”). These properties are held to generate rental income and for long-term capital appreciation and are leased to third-party tenants under non-cancellable lease arrangements.

Reconciliation of the carrying amount:

$
Balance as of January 1, 2024	-
Acquisitions (Note 8)	2,379,879
Exchange differences	91,110
Change in fair value	-
Balance as of June 30, 2025	2,470,989

11.	FINANCE LEASE

Transocean entered into a finance lease agreement with maximum lease term of 5 years. During the six months ended June 30, 2025 and 2024, Transocean recognized interest income on lease receivable of $16,201 and nil, respectively.

The following table sets out a maturity analysis of lease receivable, showing the undiscounted lease payments to be received after the reporting date.

$
Less than 1 year	79,574
One to two years	79,574
Two to three years	79,574
Three to four years	79,574
Four to five years	3,083,430
Total undiscounted lease receivable	3,401,726
Less: Unearned finance income	148,865
Net investment in lease	3,252,861

12.	ASSETS ACQUISITION

On April 21, 2025, the Company, through its wholly owned subsidiary 365IFM Pte. Ltd.(subsequently renamed to 24IFM Pte Ltd, entered into a Fixed Assets Sale and Purchase Agreement (the “Agreement”) with an individual (the “Seller”) to acquire the 24iFM facility management software, including the associated source code, documentation, login credentials, and related intellectual property rights.

The acquisition involved only a single identifiable intangible asset and did not constitute a business under IFRS 3 Business Combinations, as no workforce, processes, or integrated set of activities capable of producing outputs were acquired. Accordingly, the transaction was accounted for as an asset acquisition.

Under the Agreement, the consideration was contractually set at $1,600,000, to be satisfied through the issuance of 4,000,000 common shares of YY Group Holding Limited (“YYGH”). The Company issued the 4,000,000 shares to the Seller on June 10, 2025, when the market price of the Company’s Class A ordinary shares was $1.44 per share. Therefore, the fair value of the consideration transferred is determined as $5,760,000. As of June 30, 2025, the Group identified certain impairment indicators and perform the impairment testing. The recoverable amount was assessed at $1,697,000 and the Group recorded an impairment loss of approximately $4,063,000 for the six months ended June 30, 2025.

13.	TRADE AND OTHER PAYABLES

	As of six months ended June 30, 2025 (Unaudited)	As of December 31, 2024
	$	$
Trade payables:
Amount due to third parties	2,490,929	1,260,351

Other payables:
Accrued payroll and pension	2,137,202	1,055,415
Loan from a third party (interest-bearing) *	832,180	477,836
GST payables	1,523,343	983,659
Provision for taxation	277,492	246,219
Others	363,284	199,633
Total trade and other payables	7,624,430	4,223,113

*	These amounts are non-interest bearing except a third-party loan mentioned below. Trade payables are normally settled on 90 days’ terms.

14.	LOANS AND BORROWINGS

	As of six months ended June 30, 2025 (Unaudited)	As of December 31, 2024
	$	$
Current
Guaranteed bank loan	533,602	364,457
Financial institution loan	613,833	441,079
Recourse liability	3,978,394	2,397,078
	5,125,829	3,202,614
Lease liabilities	516,864	226,707
	5,642,693	3,429,321

Non-current
Guaranteed bank loan	299,802	144,365
Warrants liabilities	70,593	46,518
Lease liabilities	1,397,481	985,879
	1,767,876	1,176,762
Total loans and borrowings	7,410,569	4,606,083

i)	Terms and debt repayment schedule

	Currency	Principal amount	Year of origination	Nominal interest rate % per annum	Year of maturity	June 30, 2025 (Unaudited)	2024
2025						$	$
Guaranteed bank loan	SGD	400,000	2020	2.75%	2025	22,249	51,960
Guaranteed bank loan	SGD	1,200,000	2020	2.50%	2025	16,722	108,703
Guaranteed bank loan	SGD	300,000	2020	3.75%	2025	-	15,980
Guaranteed bank loan	SGD	300,000	2023	7.75%	2026	77,956	110,848
Guaranteed bank loan	SGD	50,000	2023	8.25%	2028	24,798	26,714
Guaranteed bank loan	SGD	100,000	2023	8.28%	2028	48,365	52,305
Guaranteed bank loan	SGD	50,000	2023	10.38%	2026	13,299	18,797
Guaranteed bank loan	SGD	300,000	2023	8.8%	2026	92,105	123,515
Guaranteed bank loan	SGD	1,000,000	2022	5.15%	2027	404,011	-
Guaranteed bank loan	SGD	300,000	2018	4.58%-6.0799%	2018-2033	133,947	-
Financial institution loan	SGD	400,000	2024	10.8%	2025	164,289	294,053
Financial institution loan	SGD	200,000	2024	10.8%	2025	78,382	147,026
Financial institution loan	SGD	100,000	2025	11.7%	2025	53,910	-
Financial institution loan	SGD	225,000	2025	23.4%	2025	121,298	-
Financial institution loan	SGD	280,000	2025	24.06%	2025	195,906	-
Recourse liability	SGD	N/A	N/A	7.0%-7.7%	N/A	3,978,394	2,397,078
Lease liabilities	Multiple	N/A	2019-2022	2.99% to 8.21%	2024-2029	1,914,345	1,212,586
						7,339,976	4,559,565

Most of the guaranteed bank loans are jointly guaranteed by Mr. Fu Xiaowei and Ms. Zhang Fan, the CEO of the Group and his spouse.

The weighted average effective interest rates per annum of guaranteed bank loans and financial institution loans is 10.96%.

Subsequently to the date of issuance of the unaudited condensed consolidated financial statements, all the guaranteed bank loans and financial institution loans were repaid upon maturity without default.

15.	CAPITAL AND RESERVES

	June 30, 2025			December 31, 2024
	Number of Class A shares	Number of Class B shares	$	Number of Class A shares	Number of Class B shares	$
Issued and fully paid:
Shares
As at the beginning of period/year	36,097,550	5,000,000	5,280,406	33,300,000	5,000,000	3,564,150
Issuance of class A shares for business combination	8,400,000	-	13,376,000	1,125,000	-	4,500,000
Issuance of class A shares for assets acquisition	4,000,000	-	5,760,000	-	-	-
Issuance of class A shares to employees (2024 Share incentive plan)	2,150,000	-	-	2,400,000	-	-
Issuance of class A shares to individual consultants	-	-	-	900,000	-	-
Issuance of class A shares to certain employees (employee stock compensation plan)	-			205,250
Transfer shares from treasury shares	64,816	-	25,243	-	-	-
Share Repurchase	-	-	-	(1,832,700)
Offering costs	-	-	-	-	-	(2,783,744)
As at end of period/year	50,712,366	5,000,000	24,441,649	36,097,550	5,000,000	5,280,406

Holders of class A shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The holder of class B shares is not entitled to dividends as declared from time to time and is entitled to twenty (20) vote per share at general meeting of the Company.

During the six months ended June 30, 2025, the Group completed a series of transactions to acquire interests in several subsidiaries and asset groups pursuant to their respective share purchase agreements (“SPAs”) and asset purchase agreements (Note 10 and Note 11). In connection with these acquisitions, YY Group Holding Limited issued an aggregate 12,400,000 Class A ordinary shares, with no par value, representing total fair value consideration of $19,136,000 based on the respective market prices at the acquisition dates and contributing $19,136,000 to equity. In addition, the Company transferred 9,260 Class A ordinary shares from treasury shares, with a historical cost of $0.7084 per share, in relation to the acquisition of Mediaplus Venture Group Pte. Ltd.

In February, 2025, a total of 2,150,000 Class A ordinary shares under its 2024 Share Incentive Plan to certain employees as compensation for their past service. This issuance, highlights the company’s commitment to rewarding employee loyalty and could improve staff retention, potentially impacting the company’s operational efficiency and market competitiveness.

On April 11, 2025, the Company transferred 55,556 Class A ordinary shares from treasury shares to a shareholder, for total consideration of $1, resulting in a loss of $39,354, based on the historical unit cost of $0.7084 per share.

ii)	Nature and purpose of reserves

a)	Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

b)	Share-based compensation reserves

Share-based compensation reserves represent the equity set aside for stock-based payments to employees, executives, and external consultants. These reserves arise when a company grants shares or stock options as part of its compensation strategy, recording them as an expense with a corresponding increase in equity. The primary purpose of share-based compensation reserves is to attract, retain, and incentivize key personnel while aligning their interests with the company’s long-term growth. Additionally, it helps preserve cash by offering equity instead of cash payments and serves as a performance-based reward system. Companies also use these reserves to compensate external consultants or advisors, supporting business development and strategic initiatives.

c)	Treasury Shares reserve

On April 11, 2025, the Company transferred 55,556 Class A ordinary shares from treasury shares to a shareholder, Qin Qin, for total consideration of $ 1, resulting in a loss of $ 39,354 based on the historical unit cost of $ 0.7084 per share. On the same date, the Company also transferred 9,260 Class A ordinary shares from treasury shares as part of the purchase consideration for the acquisition of Mediaplus Venture Group Pte. Ltd., representing a total consideration of SGD 25,000 (equivalent to $19,596).

16.	(LOSS)/EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss)/earnings per share attributable to shareholders for the six months ended June 30, 2025 and 2024.

	For the six months ended, June 30, 2025	For the six months ended, June 30, 2024
	$	$
(Loss)/Profit for the period	(8,195,986)	601,986
Less: Loss attributable to non-controlling interests	50,769	744
(Loss)/Profit for the period attributable to shareholders	(8,246,755)	601,242
Basic weighted-average number of shares outstanding	39,775,524	38,506,507

Basic (loss)/earnings per share attributable to shareholders	(0.207)	0.016
Diluted weighted-average number of shares outstanding	39,775,524	38,506,507
Diluted (loss)/earnings per share attributable to shareholders	(0.207)	0.016

17.	SEGMENT REPORTING

i)	Basis for segmentation

The Group has the following strategic divisions which are its operating and also reportable segments. These segments offer different products and services, and are generally managed separately from a commercial, technological, marketing, operational and regulatory perspective. The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) reviews performance of each segment on a monthly basis for purposes of business management, resource allocation, operating decision making and performance evaluation.

The following summary describes the operations of each reportable segment:

Reportable segments	Operations
IFM services	Encompass cleaning services, property and facility management, and security guard services, delivered as part of a unified service package. Cleaning services include commercial, hospitality, industrial, and disinfection work, while property and facility management covers maintenance, landscaping, administrative support, and compliance functions. Security services include on-site monitoring, safety inspection, and related support.
Manpower outsourcing services	Providing casual workers by comprehensively understanding the corporate customers’ requirements and matching their requirements with qualified casual workers from various kinds of work including, but not limited to, Food & Beverage Crews, Kitchen helper, retail assistant and etc.
Other services	including web design and development, digital marketing, and rental income from investment properties.

ii)	Information about reportable segment

The CODM evaluates operating segments based on revenue and Segment profit (loss). Total revenue for reportable segments equals consolidated revenue for the Group. Segment (loss) profit is defined as net profit or loss of each operating segment excluding the unallocated overhead cost.

	IFM services	Manpower and outsourcing services	Other services	Unallocated	Total
	$	$	$	$	$
June 30, 2025
Segment revenue	14,458,114	9,578,180	1,718,179	-	25,754,473
Cost of revenue	(12,642,786)	(7,974,014)	(869,538)	-	(21,486,338)
Other income	619,491	99,646	95,320	-	814,457
Selling and marketing expenses	(44,011)	(102,815)	(59,380)	(1,356,071)	(1,562,277)
General and administrative expenses	(2,880,204)	(894,279)	(612,822)	(2,719,695)	(7,107,000)
Other expenses	(19,964)	(11,954)	-	-	(31,918)
Finance cost	(301,581)	(57,933)	(7,038)	(718)	(367,270)
Change in fair value of warrant liability	-	-	-	(24,075)	(24,075)
Impairment loss on intangible asset	-	-	(4,063,000)	-	(4,063,000)
Income tax expenses	(43,972)	(58,715)	(20,351)	-	(123,038)
Segment (loss)/profit	(854,913)	578,116	(3,818,630)	(4,100,559)	(8,195,986)

June 30, 2024
Segment revenue	11,372,886	7,886,606	-	-	19,259,492
Cost of revenue	(10,282,219)	(6,599,599)	-	-	(16,881,818)
Other income	2,960	47,725	-	1,162,251	1,212,936
Selling and marketing expenses	(31,226)	(83,650)	-	(19,101)	(133,977)
General and administrative expenses	(321,064)	(1,055,371)	-	(1,225,328)	(2,601,764)
Other expenses	(148)	-	-	(25,881)	(26,029)
Change in fair value of warrant liability	-	-	-	55,125	55,125
Finance cost	-	(77,818)	-	(113,324)	(191,142)
Income tax expenses	(44,795)	(46,042)	-	-	(90,837)
Segment profit/(loss)	696,394	71,852	-	(166,260)	601,986

Assets and liabilities are predominantly reviewed by the CODM at a consolidated level and not at a segment level. Within the Group’s non-current assets are property and equipment which are primarily located in Singapore. Other non-current assets such as right-of-use assets are predominantly regional assets that are not attributed to a segment.

Segment assets and liabilities

	IFM services	Manpower and outsourcing services	Other services	Unallocated	Total
	$	$	$	$	$
2025 H1
Total assets	15,476,191	6,052,427	6,296,774	16,153,834	43,979,226
Total liabilities	12,090,501	4,575,701	992,441	1,428,842	19,087,485

2024
Total assets	2,896,892	8,022,029	-	4,450,471	15,369,392
Total liabilities	5,608,602	2,684,509	-	881,706	9,174,817

Geographic allocation

All business units of the Group are operating in Singapore, Malaysia, Hong Kong, Thailand, Vietnam, United Kingdom, Netherlands, Germany and Australia. The Group allocates revenue on the basis of the location of the customer. The geographic revenue generates majority from Singapore and Malaysia, while less than 10% of the Group’ revenue generated from other countries.

18.	INCOME TAX EXPENSES

	For the six months ended June 30,
	2025 (Unaudited)	2024 (Unaudited)
	$	$
Current tax expense
Current period	(118,245)	(96,608)
Deferred tax (expense)/benefit
Origination and reversal of temporary difference	(4,793)	5,770
Income tax expenses	(123,038)	(90,838)

The tax on the Group’s (loss)/profit before income tax differs from the theoretical amount that would arise using the Singapore’s standard rate of income tax as follows:

	For the six months ended June 30,
	2025 (Unaudited)	2024 (Unaudited)
	$	$
Reconciliation between tax expenses and accounting profit at applicable tax rate
(Loss)/Profit before tax	(8,072,948)	692,824
Tax at the Singapore statutory rate	1,372,401	(117,781)
Difference from the effect of tax rates in a foreign jurisdiction	(1,088,176)	(33,994)
Tax losses-unrecognized deferred tax assets	(141,243)	(39,238)
Non-deductible expenses	(328,499)	7,050
Other non-taxable Income	62,479	(28,749)
Income tax expenses	(123,038)	(90,838)

19.	SHARE-BASED COMPENSATION

Share-based awards granted are measured at fair value on grant date and the value is recognized as share-based compensation expense immediately at the grant date if no vesting conditions are required. The fair values of share options are determined with reference to the fair value of the underlying shares. Share-based compensation expense, when recognized, is charged to the consolidated statements of profit or loss and other comprehensive (loss) income with the corresponding entry to Capital reserve as disclosed in Note 14. On each measurement date, the Company reviews external sources of information to determine the fair value of the shares which measured at the closing market price and related share-based compensation expense.

We recognized share-based compensation expense of $3,573,000 and nil for the six months ended June 30, 2025 and 2024, respectively.

●	2023 Share Incentive Plan

YY Group Holding Limited adopted the 2023 Share Incentive Plan for the purpose of granting stock options and incentive stock options to employees, executive and consultants to provide incentives for motivate, attract, and retain the services. For the consultants engaged by the Company shall assist the Company as a strategic business advisor to identify opportunities to expand the Company’s presence in China manpower outsourcing and cleaning services market. Any Class A Ordinary Shares covered by an award granted under the 2023 Share Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Class A Ordinary Shares that may be issued under the 2023 Share Incentive Plan. The following is the maximum aggregate number of shares which may be issued pursuant to all awards under the 2023 Share Incentive Plan:

	Maximum	Number of shares granted

2023 Share Incentive Plan	3,300,000	3,300,000

	Number of shares	Weighted average exercise price		Weighted average grant date FV
Balance as of December 31, 2023	-	-		-
Granted of December 5, 2024	2,400,000	0.000003	*	1.84
Granted of December 31, 2024	900,000	0.000003	*	1.84
Cancelled/forfeited	-	-		-
Vested	3,300,000	0.000003	*	1.84
Balance as of December 31, 2024	-	-		-

	For six months ended, June 30, 2025	For six months ended, 2024
Share-based compensation	846,000	-

*	The weighted average exercise price of $0.000003 is calculated by dividing the total exercise price of the granted shares by the total number of shares granted. The total exercise price is determined by multiplying the number of shares in each grant by its respective exercise price and dividing the sum by the total number of shares granted.

(i)	The Employee grant shares vested immediately on the grant date, but Employee agrees that they may not sell, transfer, assign, pledge, or otherwise dispose of any Shares granted under the agreement for a period of 1 year from the date of grant (“Restriction period”). Except for the specified restriction period, no other restrictive legend applies.

(ii)	The Grant shares under 2023 Share Incentive Plan vested immediately. The Shares vested and exercisable on the grant date.

●	2024 Share Incentive Plan

YY Group Holding Limited adopted the 2024 Share Incentive Plan for the purpose of granting stock options and incentive stock options to employees, executive and external consultants to provide incentives for motivate, attract, and retain the services. For the consultants engaged by the Company shall assist the Company as a strategic business advisor to identify opportunities to expand the Company’s presence in China manpower outsourcing and cleaning services market. Any Class A Ordinary Shares covered by an award granted under the 2024 Share Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Class A Ordinary Shares that may be issued under the 2024 Share Incentive Plan. The following is the maximum aggregate number of shares which may be issued pursuant to all awards under the 2024 Share Incentive Plan:

	Maximum	Number of shares granted

2024 Share Incentive Plan	2,150,000	2,150,000

	Number of shares	Weighted average grant date FV
Balance as of December 31, 2024	-	-
Granted of February 3, 2025	2,130,000	1.80
Granted of February 4, 2025	10,000
Granted of February 5, 2025	10,000	1.80
Cancelled/forfeited	-	-
Vested	2,150,000	1.80
Balance as of June 30, 2025	-	-

	For six months ended, June 30,
	2025	2024
Share-based compensation	2,727,000	-

(i)	The Employee grant shares vested immediately on the grant date, but Employee agrees that they may not sell, transfer, assign, pledge, or otherwise dispose of any Shares granted under the agreement for a period of 1 year from the date of grant (“Restriction period”). Except for the specified restriction period, no other restrictive legend applies.

(ii)	The Grant shares under 2024 Share Incentive Plan vested immediately. The Shares vested and exercisable on the grant date.

20.	RELATED PARTIES

i)	Transactions with key management personnel

a)	Key management personnel compensation

Compensation to Directors and executive officers of the Group comprised the following:

	For the six months ended June 30,
	2025 (Unaudited)	2024 (Unaudited)
	$	$
Short-term employee benefits	251,410	304,576

b)	Key management personnel transactions

The aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or significant influence were as follows.

	Transaction values for the six months ended,		Balance outstanding as of
	June 30,	June 30,	June 30,	December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
Repayment from a shareholder, net**	(1,514,364)	-	(1,722,000)	(207,636)
Payment made on behalf of the Company by a shareholder and amount due to a shareholder *	(4,295)	-	(69,149)	(64,854)

*	The CEO paid the interest of convertible note on behalf of the Company on March 1, 2023 with an amount of $59,559.

**	It represented loan and advance from shareholder which net off with the repayment for operational purpose. On September 10, 2024, Hong Ye Group Private Limited entered into a loan agreement with the CEO, Fu Xiaowei. The loan amounted to S$450,000 which equal to $336,331 with 8% per annum interest-bearing was due on December 9, 2024 and extended to be repayable on demand. As of June 30, 2025, S$238,354 which equal to $178,146 repayment were made. Except the loan, others were advances.

ii)	Other related party transactions

	Transaction values for the six months ended		Balance outstanding as at
	June 30,	June 30,	June 30,	December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
Prepayment to a related party	89,446	-	469,153	353,245
Upkeeping and maintenance service provided by a related party and payable to a related party	-	-	-	(29,773)
Payment made on behalf by the Company of a related party	34,837	-	70,794	32,603
Landscape crew outsourcing service provided to a related party and receivable from a related party	24,144	-	44,638	65,285
Outdoor landscape service provided by a related party and payable to a related party	(211)	-	(5,108)	(4,995)
Unpaid acquisition consideration*	1,509,354	-	1,509,354	-

*	Pursuant to the respective Sale and Purchase Agreement (“SPAs”), the Group has agreed to defer portions of the purchase consideration relating to its acquisitions of UFS and PFS. See Note 8 for detail.

21.	CONTINGENCIES

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of these unaudited condensed consolidated financial statements.

22.	SUBSEQUENT EVENTS

The Company evaluated all events and transactions through December 26, 2025, the date of issuance of these unaudited condensed consolidated financial statements, and concluded there were no other material subsequent events that require disclosure in these unaudited condensed consolidated financial statements. Other than the events disclosed below:

Acquisition of Pesticide Pest Control Pte. Ltd (“Pest Fighter”)

On July 1, 2025, the Company entered into a sale and purchase agreements (“SPA”) with three third-parties individuals (the “Sellers”) to acquire 100% equity interest of Pesticide Pest Control Pte. Ltd. The company will be rebranded as Pest Fighter Pte. Ltd., marking the beginning of its next growth phase under YY Group’s integrated IFM services.

The acquisition of Pest Fighter enhances YY Group’s capability to offer a comprehensive range of IFM services, encompassing pest control, cleaning, landscaping, maintenance, and security. Together, these verticals create safer, cleaner, and more efficiently managed environments for clients across various industries. Pest control is a natural extension of YY Group’s cleaning division, addressing both surface-level cleanliness and deeper health and safety risks through integrated prevention and treatment strategies. All services are seamlessly managed through 24iFM, YY Group’s proprietary digital platform introduced to support its expanding IFM portfolio. 24iFM integrates real-time task management, IoT-enabled monitoring, and data-driven optimization across operations, transforming IFM delivery from manual processes to intelligent, technology-enabled performance.

Pursuant to the Share Purchase Agreement, the consideration for the Sale Shares (the “Consideration”) shall be SGD 150,000 (equal to $117,573) in total. As of the date of the issuance of these unaudited condensed consolidated financial statements, the Company had paid the cash consideration of SGD 150,000 (equal to $117,573) in full.

The financial effects on this transaction have not been recognized as of June 30, 2025. The operating results and assets and liabilities of the acquired company will be consolidated from July 1, 2025.

The following tables summarizes the consideration transferred to acquired Pest Fighter at the date of acquisition:

$
Cash	117,573
Total consideration at fair value	117,573

Certain disclosures such as the fair value of the identifiable net assets and the expected goodwill in the Pest Fighter recognized at the date of acquisition and the measurement basis for that amount, among others, cannot be made given the proximity of the acquisition to the date of issuance of these unaudited condensed consolidated financial statements. Consequently, the analysis required by IFRS 3 is still in progress.

Fund-raising transaction

On September 10, 2025, the Company entered into a Securities Purchase Agreement with a group of institutional investors for the issuance of up to 9,523,812 Class A Ordinary Shares together with Warrants to purchase up to 14,285,718 Class A Ordinary Shares. The combined purchase price was US$0.42 per Share together with 1.5 Warrants, with each Warrant exercisable at US$0.50 per Share for a term of 3.5 years. The Warrants are not listed or traded on any exchange. The offering was conducted through FT Global Capital, Inc. as placement agent, with a placement fee of 7.5% of the gross proceeds. The transaction generated gross proceeds of US$4,000,001 and net proceeds of approximately US$3,695,239, after deducting placement agent commissions but before deducting other offering expenses. The offering was close on September 11, 2025.

2025 Share Incentive Plan

Subsequent to the reporting date, on November 28, 2025, the Company filed a Registration Statement on Form S-8 with the U.S. Securities and Exchange Commission to register up to 6,500,000 Class A ordinary shares for issuance under the YY Group Holding Limited 2025 Share Incentive Plan (the “2025 Plan”). The 2025 Plan provides for the grant of share-based awards, including share options, restricted shares and other equity-based incentives, to eligible directors, employees and consultants of the Group.